EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     April __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by May __, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After May __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

AMEREN CORPORATION, ET AL.    (70-[____])
--------------------------

     Ameren Corporation ("Ameren"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, Ameren Energy Fuels and Services Company ("Ameren Fuels"), its wholly-owned non-utility subsidiary, of the same address, and Illinois Power Company ("Illinois Power"), whose principal business address is at 500 South 27th Street, Decatur, Illinois, 62521, have filed an application/declaration in this proceeding pursuant to Sections 6(a), 7, 8, 9(a)(1), 10, 11(b), 12(b), 12(f), 13(b) and 32(h) of the Act and Rules 45, 51, 53, 54, 87, 90 and 91
thereunder. Ameren, Ameren Fuels, and Illinois Power are referred to collectively as the "Applicants."

     Ameren is requesting authorization to purchase all of the issued and outstanding common stock (the "Common Shares") of Illinois Power from Illinova Corporation ("Illinova"), an exempt holding company under Section 3(a)(1) of the

Act, which is itself a wholly-owned subsidiary of Dynegy Inc. ("Dynegy"),/1/ and the issued and outstanding shares of preferred stock of Illinois Power that are held by Illinova (the "Preferred Shares"), and the 20% interest in the common stock of Electric Energy, Inc. ("EEInc"), an "exempt wholesale generator" ("EWG") under Section 32 of the Act, that is held by Illinova Generating Company ("IGC"),/2/ an indirect subsidiary of Dynegy (the "EEInc Shares"), for an aggregate purchase price of $2,300,000,000, subject to certain adjustments as described below (the "Transaction"). Ameren proposes to acquire and hold the Common Shares and Preferred Shares of Illinois Power directly, and to acquire the EEInc Shares through its non-utility subsidiary, Ameren Energy Resources Company ("Ameren Energy Resources"), pursuant to Section 32 of the Act.

     The Transaction is subject to, among other usual and customary conditions precedent, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of the statutory waiting period thereunder. The boards of directors of Ameren and Dynegy have approved the proposed Transaction. The Transaction does not require any approval by the shareholders of Ameren or Dynegy.

     In addition to authorization of the Transaction, the Applicants are requesting authorization herein, once the Transaction closes, for: (i) Illinois Power to issue and sell from time to time from the closing of the Transaction through June 30, 2007 (the "Authorization Period") short-term debt securities, to become a participant in the Ameren System Utility Money Pool Arrangement ("Utility Money Pool"), to enter into interest rate hedging transactions, and to engage in certain other related transactions; (ii) Ameren to acquire, from time to time during the Authorization Period, outstanding long-term debt securities and/or shares of preferred stock of Illinois Power or any subsidiary of Illinois Power that are held by unaffiliated third parties in open market purchases, through invitations for tenders and/or through negotiated purchases; and (iii) Ameren Fuels to provide gas management services to Illinois Power pursuant to a fuel supply management agreement that is substantially identical to agreements between Ameren Fuels and Ameren's current public-utility subsidiaries.

     1.   The Applicants.
          --------------

          Ameren directly owns all of the issued and outstanding common stock of Union Electric Company d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS") and indirectly through CILCORP Inc. ("CILCORP"), an intermediate holding company, owns all of the issued and outstanding common stock of Central Illinois Light Company d/b/a AmerenCILCO ("AmerenCILCO"). Together, AmerenUE, AmerenCIPS and AmerenCILCO provide retail and wholesale electric service to approximately 1.7 million customers and retail natural gas service to approximately 500,000 customers in a 49,000 square-mile

----------
1    Dynegy claims an exemption under Section 3(a)(1) of the Act pursuant to
Rule 2. See Statement on Form U-3A-2, filed February 27, 2004, in File No. 69-483. Illinova is an exempt holding company pursuant to an order issued under
Section 3(a)(1) of the Act. See Illinova Corporation, Holding Co. Act Release No. 26054 (May 18, 1994).

2    IGC owns 12,400 shares of common stock of EEInc, $100 par value per share, representing 20% of the total number outstanding. EEInc is an EWG under Section 32 of the Act. See Electric Energy, Inc., 92 FERCP. 62,079 (2000).

area of Missouri and Illinois, including the St. Louis, Missouri and Peoria and Springfield, Illinois metropolitan areas. AmerenUE, AmerenCIPS and AmerenCILCO are subject to regulation by the Illinois Commerce Commission ("ICC"), and AmerenUE is also subject to regulation by the Missouri Public Service Commission, as to rates, service, issuance of equity securities, issuance of debt having a maturity of more than twelve months, mergers, affiliate transactions, and various other matters. AmerenUE, AmerenCIPS and AmerenCILCO are also subject to regulation by the Federal Energy Regulatory Commission ("FERC") as to rates and charges in connection with the wholesale sale of energy and transmission in interstate commerce, mergers, affiliate transactions, and certain other matters.

     Ameren Fuels is an "energy-related company" under Rule 58, which directly and through subsidiaries, makes investments in and engages in operating activities related to fuel procurement, handling, transportation and storage facilities and provides related fuel management services to associate and nonassociate companies./3/

     For the twelve months ended December 31, 2003, Ameren reported total operating revenues of $4,593,000,000, operating income of $1,090,000,000, and net income of $524,000,000. On a consolidated basis, approximately 85.7% of Ameren's 2003 operating revenues were derived from sales of electricity, 14.1% from sales of gas and gas transportation service, and 0.2% from other sources. At December 31, 2003, Ameren had $14,233,000,000 in total assets, including net property and plant of $10,917,000,000.

     As of December 31, 2003, Ameren's capitalization on a consolidated basis was as follows:

-------------------------------------------------------------
Common equity                $ 4,354,000,000            46.9%
-------------------------------------------------------------
Preferred equity               $ 182,000,000             1.9%
-------------------------------------------------------------
Long-term debt*              $ 4,091,000,000            44.1%
-------------------------------------------------------------
Short-term debt**              $ 659,000,000             7.1%
-------------------------------------------------------------
              Total          $ 9,286,000,000          100.00%
-------------------------------------------------------------

  *  Includes mandatorily redeemable preferred stock
  ** Includes current portion of long-term debt

     Ameren's senior unsecured debt securities are currently rated BBB+ by Standard & Poor's Inc. ("S&P") and A3 by Moody's Investors Service ("Moody's"). Ameren's commercial paper is rated A-2 by S&P and P-2 by Moody's.

     Illinois Power is engaged in the transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in substantial portions of northern, central and southern Illinois.

----------
3    The Commission has previously authorized Ameren Fuels to provide to
AmerenUE and AmerenCIPS fuel management services pursuant to the terms of a Fuel and Natural Gas Services Agreement ("Fuel Services Agreement"). Under the Fuel Services Agreement, Ameren Fuels, as agent for its associate companies, manages all aspects of procurement, storage, transportation and handling of coal, natural gas, and other fuels. Such services include negotiating contracts with third parties, contract administration, regulatory reporting and ash management services, among others. See Ameren Energy Fuels and Services Company, Holding Co. Act Release No. 27374 (Apr. 5, 2001).

     Illinois Power provides electric service to approximately 600,000 customers in 313 incorporated municipalities, adjacent suburban and rural areas and numerous unincorporated communities, all in Illinois. Illinois Power's electric transmission and distribution system includes 1,672 circuit miles of electric transmission lines and 37,765 circuit miles of overhead and underground distribution lines. Illinois Power owns virtually no generation. Illinois Power currently purchases the vast majority of its electric power requirements under contracts with Dynegy Midwest Generation, Inc. ("DMG"), an indirect subsidiary of Dynegy, AmerGen Energy Company, L.L.C., and EEInc./4/ Illinois Power is directly interconnected with AmerenUE, AmerenCIPS and AmerenCILCO at numerous locations.

     Illinois Power provides retail gas service to approximately 415,000 customers in 258 incorporated municipalities and adjacent areas in northern, central and southern Illinois, including the cities of Decatur, Champaign-Urbana and East St. Louis. Illinois Power owns 763 miles of "Hinshaw" natural gas transportation pipeline and 7,669 miles of natural gas distribution pipeline. Illinois Power also owns seven on-system underground natural gas storage fields with a total capacity of approximately 11.6 billion cubic feet and total deliverability on a peak day of approximately 339 million cubic feet. To supplement the capacity of these underground storage facilities, Illinois Power has contracted with natural gas pipelines for an additional 5.4 billion cubic feet of underground storage capacity, representing additional total deliverability on a peak day of approximately 93 million cubic feet.

     Illinois Power is regulated by the ICC with respect to retail electric and gas rates and service, classification of accounts, the issuance of stock and evidences of indebtedness (other than indebtedness with a final maturity of less than one year and renewable for a period of not more than two years), contracts with any affiliated interest, and other matters, and by the FERC with respect to transmission service and wholesale electric rates.

     Illinois Power's non-utility subsidiaries include IP Gas Supply Company, which was formed for the purpose of acquiring interests in oil and gas leases, and several special purpose financing subsidiaries.

     For the twelve months ended December 31, 2003, Illinois Power reported total operating revenues of $1,567,800,000, operating income of $166,100,000, and net income applicable to common shareholder of $114,700,000. Approximately 70.3% of Illinois Power's 2003 operating revenues was derived from electric utility operations and approximately 29.7% was derived from gas utility operations. At December 31, 2003, Illinois Power had $5,059,200,000 in total assets, including net utility plant of $2,083,000,000 and an intercompany receivable from Illinova with a principal balance of $2,271,400,000 (the "Intercompany Note") that was issued by Illinova in consideration for the

----------
4    The power purchase agreement between DMG and Illinois Power was entered into in October 1999 concurrently with the sale of Illinois Power's generating assets to Illinova, which Illinova then transferred to DMG. The agreement with AmerGen was entered into in connection with the sale by Illinois Power of the Clinton nuclear generation facility to AmerGen in December 1999.

purchase of Illinois Power's fossil-fuel generating plants and other generation-related assets in 1999.

     As of December 31, 2003, Illinois Power had issued and outstanding 62,892,213 shares of common stock, no par value, all of which are held by Illinova, and six series of cumulative preferred stock, $50 par value, having an aggregate stated amount of $45,800,000. Illinova holds 662,924 shares of Illinois Power's outstanding preferred stock, representing approximately 73% of the total number outstanding. In addition, as of December 31, 2003, Illinois Power had outstanding $1,444,600,000 principal amount of first mortgage bonds having maturities through 2032, certain series of which are pledged to secure obligations under pollution control revenue obligations, and $419,900,000 principal amount of transitional funding trust notes with maturities through 2008. Illinois Power does not have any outstanding short-term debt (other than the current portion of long-term debt).

     As of December 31, 2003, Illinois Power's capitalization on a consolidated basis was as follows:

--------------------------------------------------------------
Common equity                $1,484,900,000              43.0%
--------------------------------------------------------------
Preferred equity                $45,800,000               1.3%
--------------------------------------------------------------
Long-term debt               $1,780,200,000              51.5%
--------------------------------------------------------------
Current portion of             $145,000,000               4.2%
long-term debt
--------------------------------------------------------------
               Total         $3,455,900,000            100.00%
--------------------------------------------------------------

     Illinois Power's senior secured debt is currently rated B by S&P and B1 by Moody's. Illinois Power's preferred stock is rated CCC by S&P and Caa2 by Moody's.

     2.   Description of Transaction.
          --------------------------

          Ameren, Dynegy, Illinova, and IGC have entered into a Stock Purchase Agreement, dated as of February 2, 2004 (the "Original Agreement"), as amended by Amendment No. 1 thereto, dated as of March 23, 2004 (the Original Agreement, as so amended, being referred to as the "Amended SPA"). The Amended SPA provides that, subject to the receipt of all necessary regulatory approvals and the satisfaction of other conditions precedent, Ameren will purchase the Common Shares and the Preferred Shares of Illinois Power from Illinova and the EEInc Shares from IGC for an aggregate purchase price of $2,300,000,000, less an amount equal to the "Existing IPC Obligations" (as described below), plus (or minus) the amount by which actual contributions made by Dynegy or any of its affiliates prior to the closing date for plan year 2004 with respect to certain pension plans exceeds (or is less than) $17,500,000, and plus or minus the change in adjusted working capital between September 30, 2003 and the closing date, as determined in accordance with the procedures set forth in the Amended SPA (such aggregate amount being the "Purchase Price"). The Amended SPA allocates $125,000,000 of the Purchase Price to the EEInc Shares and the balance ($2,175,000,000, subject to the adjustments described above) to the Common Shares and the Preferred Shares.

     The term "Existing IPC Obligations" is defined in the Amended SPA to mean an amount equal to the sum of (a) the unpaid principal amount of all short-term and long-term indebtedness (including current portion) for borrowed money of Illinois Power and any subsidiary of Illinois Power, (b) the total liquidation preference of the 249,751 shares of preferred stock, $50 par value, of Illinois Power that are not owned by Illinova, (c) any accrued and unpaid dividends on such shares of preferred stock, to the extent that dividends are in arrears, and
(d) any capital lease obligations of Illinois Power or any subsidiary of Illinois Power, in each case as of the date of closing, subject to certain adjustments related to the Transitional Funding Trust Notes, Series 1998-1, in the original amount of $864,000,000, issued by Illinois Power Special Purpose Trust. The Existing IPC Obligations as of September 30, 2003, totaled $1,909,508,000.

     At closing, Ameren will pay $2,300,000,000 in cash, minus the sum of (a) an amount equal to the Existing IPC Obligations and (b) $100,000,000, which, subject to certain exceptions, will be deposited in escrow to secure certain indemnities from Dynegy under the Amended SPA relating to potential liabilities that Illinois Power faces, principally due to its former ownership of generating facilities now owned by DMG./5/

     The Amended SPA provides that, no more than two days prior to closing, Dynegy and Illinova will cause the unpaid principal balance of and all accrued and unpaid interest on the Intercompany Note to be eliminated. Also, at closing, Illinois Power and Dynegy Power Marketing, Inc. ("DYPM"), a power marketing affiliate of Dynegy, will enter into a new power purchase agreement (the "New PPA"). The New PPA requires DYPM to sell capacity and energy and to provide ancillary services to Illinois Power for the period from the later of the date the Transaction closes or January 1, 2005 through December 31, 2006. The Amended SPA also obligates Illinois Power to submit an application to FERC to join the Midwest Independent System Operator ("MISO"), conditioned on the closing of the Transaction. As part of the joint application filed with FERC, Illinois Power is requesting all necessary authorizations from FERC to transfer functional control over its transmission facilities to the MISO.

     The obligations of the parties under the Amended SPA are subject to conditions precedent that are usual and customary for a transaction of this nature, including the receipt of required regulatory approvals from this Commission, the FERC and the ICC. The Amended SPA may be terminated by Dynegy or Ameren if the closing shall not have occurred on or before December 31, 2004.

     After the Transaction closes, Ameren intends to complete the recapitalization of Illinois Power by infusing substantial equity into Illinois Power, the proceeds of which will be used by Illinois Power to retire debt, including $550 million principal amount of 11 1/2% first mortgage bonds. Ameren

----------
5    Ameren states that it will finance the cash portion of the Purchase Price by issuing common stock and other securities in accordance with its current authorization in File No. 70-9877 (see Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) (the "2001 Financing Order")), or as authorized in a separate proceeding. Ameren is authorized under the 2001 Financing Order to issue and sell from time to time through September 30, 2004 up to $2.5 billion at any time outstanding of common stock, unsecured long-term debt securities, and other preferred or equity-linked securities and up to $1.5 billion of short-term debt securities at any time outstanding. On February 24, 2004, Ameren filed a new application/declaration in File No. 70-10206 seeking to extend and restate its authorization under the 2001 Financing Order. That matter is pending.

believes that these intercompany financing transactions will be exempt under Rules 45(b)(4) and 52(a), as applicable. The Amended SPA obligates Ameren to commit to the ICC that it will eliminate at least $750 million of Illinois Power's debt and that Ameren will cause Illinois Power's common equity to total capitalization ratio to be between 50% and 60% by December 31, 2006. Ameren states that it expects that the recapitalized Illinois Power will receive an investment grade rating for its long-term debt from at least one of the major statistical rating organizations.

     3.   Other Authorizations Requested.
          ------------------------------

          In addition to authorization of the Transaction, Ameren is requesting authorization to acquire, from time to time during the Authorization Period, up to $300 million principal or face amount of the outstanding long-term debt securities and/or shares of preferred stock of Illinois Power or any subsidiary of Illinois Power. All such securities would be purchased in open-market purchases, through invitations for tenders and/or through direct negotiations with the holders of such securities. Any such securities that are acquired by Ameren may be held by Ameren until they mature or are called, or, at Ameren's option, may be contributed to and canceled on the books of Illinois Power or its subsidiary, as the case may be. Such securities would not be reissued or resold by Ameren.

     Ameren Fuels proposes to enter into a Fuel Services Agreement with Illinois Power pursuant to which Ameren Fuels will manage gas supply resources for Illinois Power. These services will be provided at cost, in accordance with Rule 90 and 91.

     Illinois Power is requesting authorization to issue commercial paper and/or establish and make short-term borrowings (i.e., maturities less than one year) under credit lines with banks or other institutional lenders from time to time during the Authorization Period, provided that the aggregate principal amount of commercial paper and borrowings by Illinois Power at any time outstanding under credit facilities will not exceed $500 million. The effective cost of money on all external short-term borrowings by Illinois Power will not exceed at the time of issuance the greater of (i) 300 basis points over the six-month London Interbank Offered Rate ("LIBOR"), or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     Illinois Power represents that, except for securities issued for the purpose of funding Utility Money Pool operations (see below), it will not issue any short-term debt securities in reliance upon the authorization granted by the Commission in this proceeding, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of Illinois Power that are rated are rated investment grade; and (iii) all outstanding securities of Ameren that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one "nationally recognized statistical rating organization," as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Illinois Power requests that the Commission reserve jurisdiction over the issuance of any short-term debt securities that are rated below investment grade.

     Illinois Power requests authorization herein to become a party to the Utility Money Pool after the closing of the Transaction on the same basis as AmerenUE, AmerenCIPS and AmerenCILCO. Borrowings by Illinois Power under the Utility Money Pool must be approved by the ICC and therefore will be exempt pursuant to Rule 52(a)./6/ Ameren may also make direct short-term loans to Illinois Power (and in connection therewith acquire promissory notes of Illinois Power evidencing such loans) in order to fund Illinois Power's capital improvements and working capital requirements. Such intercompany loan transactions must also be approved by the ICC and therefore will be exempt under Rule 52(a)./7/

     To the extent not exempt under Rule 52(a), Illinois Power requests authorization to enter into interest rate hedging transactions with respect to outstanding long-term and short-term indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage its effective interest rate cost. In addition, Illinois Power requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Illinois Power stat that each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment under the current Financial Accounting Standards Board ("FASB") guidelines in effect and as determined at the time entered into. Further, Illinois Power will comply with the Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB.

     In connection with the issuance of long-term debt and preferred securities, Illinois Power requests authorization to acquire, directly or indirectly, the common stock or other equity securities of one or more entities (each a "Financing Subsidiary") formed exclusively for the purpose of facilitating the issuance of such long-term debt and/or preferred securities and for the loan or other transfer of the proceeds thereof to Illinois Power. In connection with any such financing transactions, Illinois Power may enter into one or more guarantees or other credit support agreements in favor of its Financing Subsidiary./8/ Illinois Power also requests authorization to enter into an expense agreement with any Financing Subsidiary, pursuant to which it would agree to pay all expenses of such Financing Subsidiary.

     Illinois Power also requests authorization to issue to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments

----------
6    See Ameren Corporation, et al., Holding Co. Act Release Nos. 27655 (Feb.
27, 2003) and 27721 (Sept. 15, 2003). Ameren is authorized to fund loans to AmerenUE, AmerenCIPS, AmerenCILCO and Ameren Services Company through the Utility Money Pool in order to provide for the short-term cash and working capital needs of these companies.

7    Ameren and Illinois Power have requested authorization from the ICC for
Illinois Power to make borrowings under the Utility Money Pool and direct short-term borrowings from Ameren in an aggregate amount at any time outstanding not to exceed $500 million. In accordance with Rule 52(a), direct borrowings from Ameren will bear interest at a rate and have a maturity date designed to parallel the effective cost of capital and maturity date of a similar debt instrument issued by Ameren.

8    Guarantees or other credit support provided by Illinois Power with respect to securities issued by any Financing Subsidiary will be exempt under Rules 52(a) and 45(b)(7) if the conditions of such rules are satisfied.

(individually, a "Note" and, collectively, the "Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase the Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate./9/

     It is stated that the estimated fees, commissions and expenses paid or to be paid in connection with the proposed Transaction will not exceed $25 million.

----------
9    "Mirror image" Notes issued by Illinois Power to any Financing Subsidiary will be exempt under Rule 52(a) if the conditions of Rule 52(a) are satisfied.